SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      For the month of September, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                          8th NEW ROUTE - MALTA VENICE

           MALTA NEEDS MORE LOW FARE ROUTES TO UNLOCK FULL POTENTIAL


Ryanair,  Europe's  largest low fares airline today  (Wednesday,  19th September
2007) announced a new route from Malta to Venice Treviso, its 8th new route since bringing low fares to Malta in October last year. Since then Ryanair has delivered on its commitment to growth, generating a 12% increase in passengers flying to / from Malta this summer. With the addition of today's route, Ryanair will deliver 300,000 passengers to / from Malta over the next 12 months, generating a visitor spend of EUR63m and supporting 300 local jobs.

Welcoming today's new route, Ryanair's Deputy CEO, Michael Cawley said:

     "Ryanair low fares have generated unprecedented growth for Malta and demonstrated that while others talk, we deliver. However, this growth is just touching the surface of what could be achieved by opening many more low fare routes. We hope the Maltese Government will now take the initiative and unlock the island's true tourism potential by supporting the rapid development of low fare routes for the benefit of the island, people and economy of Malta".


ENDS                         Wednesday, 19th September 2007

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 September, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director